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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           The Sagemark Companies Ltd.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    78668E108
                                 (CUSIP Number)


                                  Pamels Corp.
                      Stephen A. Schulman, M.D., President
                          2300 Glades Road, Suite 100-W
                            Boca Raton, Florida 33431

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                   Copies to:

                           The Sagemark Companies Ltd.
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019


                                January 20, 2006
             (Date of Event which Requires Filing of this Statement)

              -----------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP No. 78668E108                                              Page 2 of 8
-----------------------                                     --------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pamels Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3 on Page 6
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 402,892 shares of common stock
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                     8    SHARED VOTING POWER
REPORTING                              N/A
PERSON WITH                       ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       402,892 shares of common stock
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     402,892 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

-----------------------                                     --------------------
CUSIP No. 78668E108                                              Page 3 of 8
-----------------------                                     --------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen A. Schulman    SSN ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3 on Page 6
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida/USA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                     8    SHARED VOTING POWER
REPORTING
PERSON WITH                       ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER

                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

-----------------------                                     --------------------
CUSIP No. 78668E108                                              Page 4 of 8
-----------------------                                     --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Steve Kalisch             SSN ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3 on Page 6
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana/USA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                     8    SHARED VOTING POWER
REPORTING
PERSON WITH                       ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER

                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

-----------------------                                     --------------------
CUSIP No. 78668E108                                              Page 5 of 8
-----------------------                                     --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elise Kalisch   SSN ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3 on Page 6
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana/USA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                     8    SHARED VOTING POWER
REPORTING
PERSON WITH                       ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER

                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of The Sagemark Companies Ltd, a New York corporation. The address of the Issuer's principal office is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

ITEM 2.    IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Pamels Corp., a Florida corporation, whose principal place of business is 2300 Glades Road, Suite 100-W, Boca Raton, Florida 33431 and also by Stephen A. Schulman, his daughter Elise Kalisch and her husband, Steve Kalisch.

Stephen A. Schulman is the President, sole director and majority shareholder of the Reporting Person, owning 90% of its capital stock. Elise Kalisch and Steve Kalisch each own 5% of the Reporting Person's capital stock and do not serve in any officer or directorship capacity of the Reporting Person.

Stephen A. Schulman is a medical doctor and a member of the Board of Directors of the Issuer and Chairman of the Board of Premier P.E.T. Imaging International, Inc., a wholly owned subsidiary of the Issuer. In addition, Dr. Schulman is the Chief Executive Officer and controlling shareholder of Premier Health Services, Inc, a privately held company that operates multi-modality outpatient medical diagnostic imaging centers. Dr. Schulman's principal place of business is 2300 Glades Road, Suite 100-W, Boca Raton, Florida 33431. Dr. Schulman is a resident of Florida and a citizen of the United States.

Elise Kalish is a homemaker. She is a resident of Indiana, and a citizen of the United States, with a home address of 1904 Cheyenne Circle, Valparaiso, Indiana 46383.

Steve Kalish is the President of Business Development for Premier Health Services, Inc. with an office at 664 North Wells Street, Chicago, Illinois 60610. Mr. Kalisch is a resident of Indiana, and a citizen of the United States, with a home address of 1904 Cheyenne Circle, Valparaiso, Indiana 46383.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 402,892 shares of common stock of the Issuer pursuant to the following transactions:

 SHARES       FUNDS OR OTHER CONSIDERATION

  2,892 Acquired by Pamels Corp. in May 2001 pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Pamels Corp.

400,000 Acquired by Pamels Corp. in June 2004 pursuant to an earn-out provision of a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Pamels Corp.

-------

402,892       TOTAL

ITEM 4.  PURPOSE OF TRANSACTION

The shares of common stock of the Issuer are held by the Reporting Person solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person received an aggregate of 402,892 shares of common stock of the Issuer pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John
         M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Pamels Corp.

    (b) Stephen A Schulman owns 90% of the capital stock of the Reporting Person. His daughter, Elise Kalisch owns 5% of such capital stock and her husband, Steve Kalisch owns the remaining 5% of such capital stock. Although Dr. Schulman disclaims beneficial ownership of the capital stock of the Reporting Person in the name of his daughter and her husband, as the sole officer and director and the majority shareholder of the Reporting Person, Dr. Schulman controls the decision making process of the entity and directs the voting rights of the Reporting Person.

    (c)  None

    (d)  None

    (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated:  April 12, 2006                 PAMELS CORP.

                                       By: /s/ STEPHEN A. SCHULMAN
                                           -------------------------------------
                                           Stephen A. Schulman
                                           President


                                       /s/ STEVE KALISCH
                                       -----------------------------------------
                                       Steve Kalisch


                                       /s/ ELISE KALISCH
                                       -----------------------------------------
                                       Elise Kalisch